EXHIBIT 99.1

Premium Catering (Holdings) Limited Announces Receipt of Nasdaq Delisting Determination and Intention to Request Hearing

SINGAPORE – September 28, 2026 (GLOBE NEWSWIRE) – Premium Catering (Holdings) Limited (Nasdaq: PC) (the “Company”), a certified Halal food caterer based in Singapore, today announced that on September 22, 2026, it received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), stating that Nasdaq has determined to delist the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) from The Nasdaq Stock Market.

The Staff Determination was issued pursuant to Nasdaq’s discretionary authority under Nasdaq Listing Rule IM-5101-4, which allows Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the SEC has implemented a temporary trading suspension.” As previously disclosed, the U.S. Securities and Exchange Commission temporarily suspended trading in the Company’s securities from October 17, 2025 through October 30, 2025, and Nasdaq halted trading in the Class A Ordinary Shares effective October 31, 2025 pursuant to Nasdaq Rule 4120(a)(5). Nasdaq stated that the ability for third parties to manipulate a security’s price indicates that the security does not have sufficient liquidity to promote fair and orderly markets and that, therefore, delisting is consistent with the protection of investors and the public interest.

The Company intends to appeal the Staff Determination by filing a request for an oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815 no later than September 29, 2026. A timely hearing request will result in an automatic stay of the suspension of the Company’s securities and the filing of a Form 25-NSE, pending the issuance of a decision by the Panel. The current trading halt under Rule 4120(a)(5) will, however, remain in effect notwithstanding the appeal, unless and until Nasdaq lifts the halt.

Per Listing Rule 5815(a)(5), the Company will submit to the Panel a written submission stating with specificity the grounds on which it is seeking review of the Staff Determination, which will include all legal arguments on which the Company intends to rely. The Company will request that the Panel reverse the Staff Determination and permit the Class A Ordinary Shares to remain listed on The Nasdaq Stock Market. There can be no assurance that the Panel will reverse the Staff Determination or that the Company’s securities will remain listed on Nasdaq.

To date, Nasdaq has not communicated any finding or determination that the Company or any of its officers or directors engaged in any wrongdoing in connection with the trading activity in the Company’s securities. The Staff Determination does not have any immediate effect on the Company’s ongoing business operations or financial condition, and the Company will continue to conduct its business in the ordinary course.

About Premium Catering (Holdings) Limited

Premium Catering (Holdings) Limited is a certified Halal food caterer specializing in Indian, Bangladeshi and Chinese cuisine, with over 11 years of experience in the catering services industry in Singapore. The Group primarily supplies budget prepared meals to foreign workers in Singapore, operates food stalls, and provides buffet catering services for private functions as well as ancillary delivery services. The Group also deploys “smart incubators” — custom-made compartmentalized, heated and insulated food vending lockers — through which prepared meals are delivered to customers in a secured, hygienic, contactless manner.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations, including, without limitation, the risks that the Company’s hearing request may not be accepted or may not be successful, that the Nasdaq Hearings Panel may affirm the Staff Determination, that the trading halt in the Company’s securities may not be lifted, and those risk factors discussed in the Company’s filings with the SEC, which are available at www.sec.gov. Investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ben Ka Hei Wong, Chief Financial Officer

Premium Catering (Holdings) Limited

Email: ben.wong@premium-catering.com.sg